SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 May 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transation in Own Shares dated 09 May 2008
99.2	Director/PDMR Shareholding dated 13 May 2008
99.3	Transation in Own Shares dated 13 May 2008
99.4	Holding(s) in Company dated 14 May 2008
99.5	Transation in Own Shares dated 14 May 2008
99.6	Transation in Own Shares dated 15 May 2008
99.7	Transation in Own Shares dated 16 May 2008
99.8	Transation in Own Shares dated 19 May 2008
99.9	Director/PDMR Shareholding dated 20 May 2008
99.10	Transation in Own Shares dated 20 May 2008
99.11	Transation in Own Shares dated 21 May 2008
99.12	Transation in Own Shares dated 22 May 2008

99.1

9 May 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 843.7258p per share.

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the
issuer
INTERCONTINENTAL HOTELS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.
4
R
(1)(a)
3. Name of
person discharging managerial responsibilities
/
director
KIRK KINSELL
 - EXECUTIVE COMMITTEE MEMBER
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
NOT APPLICABLE
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
IN RESPECT OF A HOLDING OF KIRK KINSELL
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 13
29/
47
 PENCE
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
KIRK KINSELL
8 State the nature of the transaction
DISPOSAL
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
NOT APPLICABLE
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
NOT APPLICABLE
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
18,697
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
NEGLIGIBLE
 %
13. Price per
 share
 or value of transaction
852.
00 PE
NCE PER SHARE
14. Date and place of transaction
12 MAY 2008,
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
285,737
 (NEGLIGIBLE %)
16. Date issuer informed of transaction
12 MAY 2008
17
. Any additional information
NO
18
. Name of contact and telephone number for queries
RICHARD WINTER
01753 410
428
Name and signature of duly authorised officer of
issuer
 responsible for making notification
RICHARD WINTER, GROUP
COMPANY SECRETARY
Date of notification
13 MAY 2008

99.3

13
 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares
Intercontinental Hotels Group plc
announces that
it has today
 purchased for cancellation

25
0,000

of its
 ordi
nary
shares at a price of
849.8175
p
per share.

99.4

14 May 2008

TR-1:
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
:

InterContinental Hotels Group PLC

2.
Reason for the notification
(please state
Yes/No
):

An acquisition or disposal of voting rights
:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
:

Yes

An event changing the breakdown of voting rights
:

(
No
)

Other (please specify):

(
No
)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (
I
nstitutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)
(if different from 3.):

N/A

5. Date of the transaction
(
and date on whi
ch the threshold is crossed or
reached
if different)
:

9 May
 2008

6. Date on which issuer notified:

1
3
 May
200
8

7. Threshold(s) that is/are crossed or reached:

6
%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1 W Q CS47 Ordinary Shares of 1 3 [29] / 47 pence each	16,506,454	16,506,454

Resulting situation after the triggering transa
ction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B 1W Q CS47 Ordinary Shares of 1 3 [29] / 47 pence each	3 , 391 , 289	3 , 391 , 289		1.15%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	16/05/2008		6 , 356 , 400	2.17%
Physically Settled Call Options	18/07/2008		8,928,000	3.05%

Total (A+B)

Number of voting rights	% of voting rights
18 , 675 , 689	6.37%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:

Morgan Stanley Securities Limited	1 6 , 228 , 315	5.53%
Moran Stanley & Co International Plc	2,351,756	0.81%
Morgan Stanley & Co Incorporated	71 8	0.00%
Morgan Stanley Capital ( Luxembourg ) SA	81 , 900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
Notification using the total voting rights figure of
29
3
,
0
37
,
694
14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.5

14
 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

25
0,000

of its
 ordi
nary
shares at a price of
845.051048
p
per share.

99.6

15
 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

185,763

of its
 ordi
nary
shares at a price of
849.8153
p
per share.

99.7

 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

150,000

of its
 ordi
nary
shares at a price of

8
61.1099
p
per share.

99.8

1

 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

88,554

of its
 ordi
nary
shares at a price of

853.23244
p
per share.

99.9

20 May
 2008

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On
19 May
 2008
 the
following
d
irectors and other persons discharging managerial responsibility were
awarded
conditional
rights over the numbers of
InterContinental Hotels Group PLC ("the Company")

ordinary
shares shown below under the Company's
Long Term Incentive
Plan ("the
LTIP
")
. Under the terms of the
LTIP
, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Director	Number of shares awarded
Andrew Cosslett	253,559
Stevan Porter	147,209
Richard Solomons	161,241

Other Persons Discharging Managerial Responsibility
Tom Conophy	87,806
Peter Gowers	115,714
Kirk Kinsell	84,397
Tracy Robbins	86,311
Tom Seddon	81,151
Richard Winter	111,288

The performance measurement period is from 1 January 200
8
 to 31 December 20
10
 and the awards will vest on the business day after the announcement of the Company's 31 December 20
10
 year end financial results.

---------------Ends--------------

Name of Contact for this RNS Announcement:

Patrick Hartrey

    Tel: 01753 410 24
4
Company Secretariat
InterContinental Hotels Group PLC

99.10

 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation
 200,000

of its
 ordi
nary
shares at a price of

842.377627
p
per share.

99.11

 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

200,000

of its
 ordi
nary
shares at a price of

822.17249
p
per share.

99.12

 May
 2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

114,107

of its
 ordi
nary
shares at a price of

814.172391
p
per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 May 2008